August 13, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (**FILE NO. 82-34859**)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of the Monthly Sales for the Term Ending September 2008 (Filed on June 17,2008)
2. Notice of Resuming the Preparation for the Shift to a Pure Holding Company (Filed on July 28,2008)
3. Notice of Setting the Base Date for the Convocation of an Extraordinary General Meeting of Shareholders (Filed on July 28,2008)
4. Notice of the Monthly Sales for the Term Ending September 2008 (Filed on August 4,2008)
5. Brief Announcement of Consolidated Financial Statement and Results for the Third Quarter of the Fiscal Year Ending September 30, 2008 (Filed on August 4,2008)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Property Tokyu, Bldg. 12th floor, 1-32-12 Higashi, Shibuya-ku, Tokyo 150-0011, Japan (Telephone +81-3-4530-4830, Facsimile +81-3-4530-4837)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
CFO, Executive Officer
in charge of Group Finance

SN-2008-3

FULLCAST Co., LTD.
Shibuya Property Tokyu Bldg. 12th Floor, 1-32-12 Higashi, Shibuya-ku, Tokyo 150-0011, Japan
IR : +81-3-4530-4830 (Direct) FAX : +81-3-4530-4837
e-mail. IR@fullcast.co.jp

June 17, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing:
First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Telephone: +81-3-4530-4830

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2008

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2008.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,169	7,956	8,308	7,504	7,960	9,921	8,714	8,126				
Accumulative	8,169	16,125	24,433	31,937	39,897	49,818	58,532	66,658				
Year on Year (Month)	91.3%	86.7%	83.8%	92.9%	92.7%	91.4%	94.5%	93.8%				
Rate of progress	7.8%	15.4%	23.3%	30.4%	38.0%	47.4%	55.7%	63.5%				

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2008 published on May 2, 2008, namely 105,000 million yen, expressed as a percentage.

Summary

Although showing signs of a recovery in orders, sales of Spot Business stood at 3,028 million yen (down 31.8% year-on-year), reflecting the transfer of the shares of a consolidated subsidiary (*1). In contrast, sales in the Technology Business rose to 2,111 million yen (up 68.4%) thanks to the significant contribution of the change of the scope of consolidation (*2). Sales in the Office Business, where sales support operations were also robust, reaching 1,064 million yen (rising 6.2%).

As a result, consolidated sales for May stood at 8,126 million yen (down 6.2% year on year).

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 24.4%.

* 1 - Excluded from the scope of consolidation as of July 1, 2007 [Spot Business]
  Please refer to the " Notice of Change in Subsidiary (Transfer of Shares) " on July 6, 2007 for more details.
* 2 - The scope of consolidation was changed from an equity-method affiliate to a consolidated subsidiary as of June 30, 2007 [Technology Business]
  Please refer to the " Net It Works, Inc. Becomes Consolidated Subsidiary " on July 26, 2007 for more details.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Telephone: +81-3-4530-4830

For Immediate Release:

Notice of Resuming the Preparation for the Shift to a Pure Holding Company

Fullcast Co., Ltd. is pleased to announce that a meeting of the Board of Directors held on July 28, 2008 has resolved to resume its shift to a pure holding company structure.

1. Purpose of Shift to Pure Holding Company Structure

The human resource services industry in Japan has expanded on the strength of the diversification and deregulation of employment. The Group has developed a comprehensive human resources outsourcing service, corresponding to the needs of a wide range of employment and working styles. This service includes the Spot Staffing Service which dispatches workers for light duties in the distribution industry, such as warehousing, logistics and retail, Staffing Services for Production Line Work, which dispatches workers to the manufacturing industry, Technical/Engineer Staffing Services, which provides engineers to the development and design work in major companies, and Office Workers Services, which sends staff to support general office work and sales activities.

At a meeting of the Board of Directors held on March 12, 2007, the Company adopted a policy to step up preparations for a shift to a holding company structure, and announced that policy. Because of a number of issues the Company had to confront, however, the shift to the holding company was put off as described in the Notice on Postponement of Shift to Holding Company Structure announced on June 11, 2007.

The situation surrounding the human resource services industry in Japan has been changing significantly. In particular, the Company that mainly deals in short-term, light duties has experienced a dramatic change of the environment following the introduction of the "Guideline for Measures to Be Taken by Worker Dispatch Service Providers and by Companies to Be Provided with Workers for Stabilization of Workers Employed on a Daily Basis and Workers Dispatched for the Short Term" (Guideline for Workers Employed on a Daily Basis) on April 1, 2008. (Notification No. 36 in 2008 by the Ministry of Health, Labour and Welfare). Moreover, there have been arguments as to whether or not worker dispatch on daily basis should be prohibited in principle.

In this environment, by transforming the organization into a pure holding company structure, the Group sought to separate the decision-making of the management of the Group and the execution of the work in each business to comprehensively apply corporate governance and accelerate decision-making in management strategy and the execution of tactics to strengthen the corporate competitive edge. In addition, the Group will adopt a flexible reorganization so that it can accurately and swiftly respond to the environmental changes in each business and category, and try to grow further with an adequately balanced structure of segments to firmly establish itself as a general outsourcing group.

In terms of the staffing service for short-term light duties, which is our mainstay, we will continuously try to shift these short-term services to long-term services. Where the conventional daily dispatches can be continued, the Company will continue to dispatch staff with good compliance with the

guideline for Workers Employed on Daily Basis. When the daily dispatches are restricted, the Company will promptly transform the business model by introducing short-term employment that fits the proposal made by the government party's project team. We are determined to respond to the requests of society by taking these measures in line with the amendments of laws swiftly and accurately.

The new pure holding company will be engaged in decisions on strategies that are required for the management of the Group, to optimize the Group as well as will function as a supervisory organization for appropriate business operation and deal with issues common to the Group so that we can improve the permanent corporate value of the entire Group.

2. Transformation Scheme

As the method to shift to a pure holding company structure, we are planning to adopt a corporate division that separates the Company into a pure holding company and a subsidiary that mainly provides staffing service businesses. The pure holding company will remain the company listed on the Tokyo Stock Exchange while the current subsidiaries of the Company will become subsidiaries of the pure holding company.

3. Schedule of Shift to a Pure Holding Company (draft)

Base date of the Extraordinary General Meeting of Shareholders:	August 15, 2008 (plan)
Meeting of the Board of Directors to approve the corporate division agreement:	Late August, 2008 (plan)
Extraordinary General Meeting of Shareholders to approve the corporate division:	Late September, 2008 (plan)
Date of corporate division and registration of corporate division:	November 1, 2008 (plan)

4. Others

This issue is based on the premise that the related measures are approved at the Extraordinary General Meeting of Shareholders to be held in late September 2008.

The company will inform you of further details of the pure holding company scheme and corporate division as soon as they are determined.

###

July 28, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing:
First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Telephone: +81-3-4530-4830

For Immediate Release:

Notice of Setting the Base Date for the Convocation of an Extraordinary General Meeting of Shareholders

Fullcast Co., Ltd. is pleased to announce that a meeting of the Board of Directors held on July 28, 2008 has resolved to hold an Extraordinary General Meeting of Shareholders as shown below.

Details

The Company has set Friday, August 15, 2008 as the base date to determine which shareholders are eligible to exercise their rights at the Extraordinary General Meeting of Shareholders to be held in late September 2008. Accordingly, the shareholders who are listed or recorded on the shareholders list and substantial shareholders list on this date are eligible to exercise their rights at the Extraordinary General Meeting of Shareholders.

(1) Date of public notice: July 31, 2008
(2) Base date: August 15, 2008 (plan)
(3) Method of public notice: Electronic public notice (will be posted to the Company's website.)
http://www.fullcast.co.jp/ir/ir_soukai.html
(4) Scheduled date of the Extraordinary General Meeting of Shareholders:
Late September, 2008

###

Aug 4, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing:
First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Telephone: +81-3-4530-4830

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2008

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2008.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,169	7,956	8,308	7,504	7,960	9,921	8,714	8,126	7,811			
Accumulative	8,169	16,125	24,433	31,937	39,897	49,818	58,532	66,658	74,469			
Year on Year (Month)	91.3%	86.7%	83.8%	92.9%	92.7%	91.4%	94.5%	93.8%	85.2%			
Rate of progress	7.8%	15.4%	23.3%	30.4%	38.0%	47.4%	55.7%	63.5%	70.9%			

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2008 published on May 2, 2008, namely 105,000 million yen, expressed as a percentage.

Summary

Although showing signs of a recovery in orders, sales of Spot Business stood at 2,859 million yen (down 35.8% year-on-year), reflecting the transfer of the shares of a consolidated subsidiary (*1). In contrast, sales in the Technology Business rose to 1,958 million yen (up 32.9%) thanks to the significant contribution of the change of the scope of consolidation (*2).

As a result, consolidated sales for June stood at 7,811 million yen (down 14.8% year on year).

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 29.5%.

*1 - Excluded from the scope of consolidation as of July 1, 2007 [Spot Business]
Please refer to the " Notice of Change in Subsidiary (Transfer of Shares) " on July 6, 2007 for more details.

*2 - The scope of consolidation was changed from an equity-method affiliate to a consolidated subsidiary as of June 30, 2007 [Technology Business]
Please refer to the " Net It Works, Inc. Becomes Consolidated Subsidiary " on July 26, 2007 for more details.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

FULLCAST

August 4, 2008

Brief Announcement of Consolidated Financial Statement and Results for the Third Quarter of the Fiscal Year Ending September 30, 2008

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
Representative Director and President:	Hiroyuki Urushizaki
Contact:	Yasushi Kamiguchi, Director and Corporate Executive Officer
Telephone:	+81-3-4530-4830

(Figures are rounded to the nearest one million yen.)

1. Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending September 30, 2008 (October 1, 2007 – June 30, 2008)

(1) Consolidated operating results

(Figures in percentages denote the year-on-year change.)

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
Third quarter ended June 2008	74,469	- 9.8	1,169	- 51.1	1,049	- 52.0
Third quarter ended June 2007	82,605	28.7	2,390	- 16.6	2,188	- 20.5
Year ended September 2007	108,301	–	2,081	–	1,811	–

	Net income for the third quarter		Net income per share for the third quarter	Diluted net income per share for the third quarter
	Million yen	%	Yen	Yen
Third quarter ended June 2008	- 240	–	- 906.34	–
Third quarter ended June 2007	858	- 53.7	3,223.13	–
Year ended September 2007	- 674	–	- 2,536.40	–

Reference: Investment profit and loss on equity method (million yen)
Third quarter ended June 2008: - 32
Third quarter ended June 2007: - 38
Year ended September 2007: - 39

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Third quarter ended June 2008	40,264	13,139	24.3	36,920.39
Third quarter ended June 2007	48,879	15,553	24.3	44,837.19
Year ended September 2007	41,624	13,642	24.7	38,839.30

Reference: Shareholders' equity (million yen)
Third quarter ended June 2008: 9,779
Third quarter ended June 2007: 11,876
Year ended September 2007: 10,287

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Million yen	Million yen	Million yen	Million yen
Third quarter ended June 2008	- 1,924	- 704	1,582	11,719
Third quarter ended June 2007	3,274	- 1,481	6,391	20,112
Year ended September 2007	1,546	- 1,718	1,009	12,764

2. Dividend Status

	Dividend per share (yen)		
(Base date)	First half	Second half	Annual
	Yen	Yen	Yen
Fiscal year ended September 2007	2,000	1,000	3,000
Fiscal year ended September 2008	–		500
Fiscal year ending September 2008 (forecast)		500	

3. Forecast for Consolidated Financial Results for the Year Ending September 30, 2008 (October 1, 2007 – September 30, 2008)

(Percentage figures denote the year-on-year increase or decrease.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full year	105,000	- 3.0	2,200	5.7	2,000	10.4	270	–	1,019.39

4. Others

(1) Important changes of subsidiaries during the term (changes of specified subsidiaries that lead to a change in the scope of consolidation) No

(2) Adoption of simplified accounting policies No

(3) Changes in accounting policies No

(4) Number of shares issued (common stock)

1) Number of shares issued at the end of the term (including treasury stock) (shares)

Third quarter ended June 2008:	275.964	Third quarter ended June 2007:	275,964
Fiscal year ended September 2007:	275,964		

2) Number of treasury stock at the end of the term (shares)

Third quarter ended June 2008:	11.100	Third quarter ended June 2007:	11,100
Fiscal year ended September 2007:	11.100		

(Note) For more details, please see Page 27 "Significant Accounting Policies in the Preparation of the Third Quarter Financial Statements"

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgment based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Damage to cooperate infrastructure due to disasters, including earthquakes; and (3) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.
(Note) For assumptions inherent in results forecasts and other related matters, please see Page 9 of the Appendix.

Table of contents

FULLCAST

August 4, 2008

Company name: Fullcast Co., Ltd.
Representative name: Hiroyuki Urushizaki, Representative Director and President
Stock code: 4848, First Section of the Tokyo Stock Exchange
Contact: Yasushi Kamiguchi,
Managing Director
Telephone: +81-3-4530-4830

Consolidated Third Quarter Financial Results for the Year Ending September 2008

Fullcast Co., Ltd. reports the consolidated financial results for the third quarter of the fiscal year ending September 2008 (October 1, 2007 - June 30, 2008) finalized by the Company's board of directors today. The report mainly covers the consolidated third quarter (three months from April 1 to June 30).

1. Consolidated Operating Results Highlights

(1) Consolidated Third Quarter Operating Results Highlights

By screening orders to be received and streamlining operations, the third quarter posted net sales of 24,651 million yen (down 8.9% year on year) and operating income of 428 million yen (an operating loss of 59 million yen for the same period a year earlier). The Company also recorded an extraordinary loss of 397 million yen, which included expenses to relocate the head office as well as losses on the closure of offices, producing a net loss of 137 million yen.

1) Consolidated Operating Highlights in the Third Quarter
Q3 of FY2008: three months from April 1, 2008 to June 30, 2008
Q3 of FY2007: three months from April 1, 2007 to June 30, 2007

(Million yen)

	Q3 of FY2007	Q3 of FY2008	YoY change (%)
Net sales	27,049	24,651	- 8.9
Operating income (loss)	- 59	428	—
Operating income ratio (%)	- 0.2	1.7	—
Ordinary income (loss)	- 175	358	—
Current net income (loss)	- 248	- 137	—
Current net income per share (yen)	- 938.80	- 516.99	—

2) Nine Months Consolidated operating Highlights

FY2008: *nine months from* October 1, 2007 to June 30, 2008

FY2007: nine months from October 1, 2006 to June 30, 2007

(Million yen)

	FY2007	FY2008	YoY change (%)
Net sales	82,605	74,469	- 9.8
Operating income	2,390	1,169	- 51.1
Operating income ratio (%)	2.9	1.6	—
Ordinary income	2,188	1,049	- 52.0
Current net income (loss)	858	- 240	—
Current net income per share (Yen)	3,233.13	- 906.34	—

(Note) The year-on-year comparisons are calculated based on the following formula.

$$\text{Year-on-year change \%} = \frac{\text{(the figure for this accounting period (or aggregate period)} - \text{the figure for the preceding accounting period (or aggregate period))}}{\text{figure for the preceding accounting period (or aggregate period)}} \times 100$$

(2) Analysis of operating results

During the third quarter (April-June), signs of an economic slowdown began to emerge, for instance with a decrease in corporate revenues. In the human resources service industry, certain competitors sought to bolster their competitive edge with action such as M&A, including management integration. "The Guideline for Measures to be Taken by Worker Dispatch Service Providers and by companies to Be Provided with Workers for Stabilization of Workers Employed on Daily Basis (hereinafter Guideline for Workers Employed on Daily Basis) (Notification No. 36 in 2008 by Ministry of Health, Labour and Welfare) was enforced on April 1, 2008. Moreover, a debate has been ongoing as to whether or not worker dispatch on a daily basis should be prohibited in principle. The environment surrounding the human resources service industry in Japan has been changing significantly.

In this environment, the Group has sought to accurately identify corporate needs for human resources and secure staff to dispatch, and promoted operations with an emphasis placed on compliance in business operations pursuant to the Guideline for Workers Employed on Daily Basis.

The Technology Business, in which the scope of consolidation (Note 1) was changed by transforming an equity method affiliate into a consolidated subsidiary in June 2007, posted a net sales increase. In contrast, net sales of the Spot Business and Factory Business declined. As a result, consolidated net sales decreased to 24,651 million yen (down 8.9% year on year).

posted a net sales increase. In contrast, net sales of the Spot Business and Factory Business declined. As a result, consolidated net sales decreased to 24,651 million yen (down 8.9% year on year).

Turning to profits, the Office Business posted a decline earnings, although profits in the Spot Business and Factory Business increased with the effects of the reduction of SG&A expenses. Consequently, consolidated operating income increased to 428 million yen (from a consolidated operating loss of 59 million yen in the year-ago period) and consolidated ordinary income rose to 358 million yen (from a consolidated ordinary loss of 175 million yen in the same period a year earlier). In the Spot Business, 46 offices, mainly in the Kanto bloc, were integrated or abolished, and the head offices of group companies were relocated to streamline operations and reduce costs. Accordingly, a total extraordinary loss of 397 million yen was recorded, including losses on the closure of offices of 188 million yen and expenses for the relocation of head offices of 194 million yen. As a result, a net loss of 137 million yen was posted in the third quarter (a net loss of 248 million yen was posted in the year-ago period).

Operating highlights by business segment are as follows:

Spot Business

Demand was still strong, mainly in the warehousing and transportation industries, which have been the Group's main clients and in retail industry and which had difficulties in employing part-timers and non-regular staff.

However, partly because we stepped up the screening of orders by raising the criteria for receiving orders and partly because some companies began recruiting non-regular staff by themselves, orders decreased from the same period in the previous year.

Combined with the transfer of a consolidated subsidiary (Note 2), net sales of the spot business were 9,408 million yen (declining 32.6% year on year). Excluding the influence of the transfer of the consolidated subsidiary, the year-on-year decrease was 25.9%.

In terms of profits, expenses were incurred in strengthening the compliance system, with periodic education and training for employees, as well as routine patrols and compliance checking by a dedicated division. In the meantime, operational streamlining was pursued with the widespread integration and closing of offices at the end of the previous fiscal year and this May, to slash SG&A expenses. Consequently, operating income was 514 million yen (up 177.9% year on year).

Factory Business

Demand for outsourcing in manufacturing were still strong, but net sales in the Factory Business decreased to 4,215 million yen (down by 7.6% year on year), influenced by the production adjustment of certain client companies in accordance with product sales conditions.

In terms of profits, operating income improved to 43 million yen (from an operating loss of 121 million yen in the year-ago period). This owed to the improvement in the operating rate of employee dormitories, which is a measure to encourage the recruitment and retention of the staff, a reduction in the ratio of the burden of expenses was from the previous year, and a reduction in SG&A expenses achieved by slashing costs for the recruitment of staff in line with trends in orders and streamlining.

Technology Business

In the engineer dispatch division, it took time to allocate engineers to companies in response to the demand for the dispatch of engineers in the designing and development fields. In the contracted development division, the growth of investment in system development in financial industry seemed to stall. On the other hand, Net it works, Inc. (Note 1), which installs base stations for communications equipment and builds network infrastructure and which has become a consolidated subsidiary, made a strong contribution to sales. As a result, net sales of the Technology Business were 6,156 million yen (up 50.5% year on year).

Looking to profits, in spite of a temporary increase in the cost burden associated with an increase in the number of standby employees for dispatching engineers and the increase in personnel and training costs in the contracted development division, operating income soared to 95 million yen (up 236.4% year on year), driven by the increase of profits brought about by Net it works, Inc.

Office Business

Because demand for the dispatch of call center operators and general office workers to client companies has slowed somewhat and because there was difficulty securing staff who can be dispatched for the long term, the office worker dispatch division posted a decrease in net sales. By contrast, in the sales support service division, orders placed by companies seeking to reinforce sales activities for communication equipment products and the like increased. Consequently, net sales in the Office Business were 3,143 million yen (up 0.9% year on year).

Looking to profits, operating income was 90 million yen (down 70.3% year on year). This was caused by an increase in SG&A expenses associated with the expansion of business in the sales support service division and by the fact that in the general office worker dispatch division, the reduction in SG&A expenses could not offset the fall in profits associated with the reduction in orders received.

Other Business

The results of the security guard division leveled off, while Info-P Co., Ltd., which is an advertising agency for the pachinko industry and which became a wholly owned subsidiary in May 2007 (Note 3), produced an increase in net sales. As a result, net sales of the Other Business were 1,729 million yen (up 31.0% year on year).

Looking to profits, although efforts were made to reduce SG&A expenses, an operating loss of 87 million yen was posted (the operating loss in the previous year was 108 million yen).

(Notes) 1. Please see the disclosure, "Net it works, Inc. Becomes Consolidated Subsidiary" dated on July 26, 2007.
2. Please see the disclosure, "Notice of Change in Subsidiary (Transfer of Shares)" dated on July 6, 2007.
3. Please see the disclosure of "Notice of Conversion of Info-P Co., Ltd. to a Wholly Owned Subsidiary by Share Swap" dated March 12, 2007.
4. The analysis of operating results is described in the comparative analysis of this third quarter (April 1, 2008 to June 30, 2008) and the previous third quarter (April 1, 2007 to June 30, 2007). For information on the operating results of the accumulated period of the first and second quarter of FY September 2008, please see the disclosure, "Brief Announcement of Consolidated Financial Statement and Results for the First Quarter of the Fiscal Year Ending September 30, 2008" dated February 4, 2008 and the disclosure, "Brief Announcement of Consolidated Financial Statement and Results for the First Half of the Fiscal Year Ending September 30, 2008" dated on May 2, 2008.

(3) Operating Results by Business Segment

1) Consolidated Operating Results in the Third Quarter

Q3 of FY2008: three months from April 1, 2008 to June 30, 2008

Q3 of FY2007: three months from April 1, 2007 to June 30, 2007

Spot Business (Million yen)

	Q3 of FY2007	Q3 of FY2008	YoY change
Net sales	13,965	9,408	- 32.6%
Operating income	185	514	177.9%
Operating income ratio (%)	1.3	5.5	

Factory Business

	Q3 of FY2007	Q3 of FY2008	YoY change
Net sales	4,560	4,215	- 7.6%
Operating income (loss)	- 121	43	–
Operating income ratio (%)	- 2.7	1.0	

Technology Business

	Q3 of FY2007	Q3 of FY2008	YoY change
Net sales	4,089	6,156	50.5%
Operating income	28	95	236.4%
Operating income ratio (%)	0.7	1.5	

Office Business

	Q3 of FY2007	Q3 of FY2008	YoY change
Net sales	3,114	3,143	0.9%
Operating income	303	90	- 70.3%
Operating income ratio (%)	9.7	2.9	

Other Business

	Q3 of FY2007	Q3 of FY2008	YoY change
Net sales	1,320	1,729	31.0%
Operating income (loss)	- 108	- 87	–
Operating income ratio (%)	- 8.2	- 5.0	

2) Nine Months Consolidated Operating Results

FY2008: nine months from October 1, 2007 to June 30, 2008

FY2007: nine months from October 1, 2006 to June 30, 2007

Spot Business (Million yen)

	FY2007	FY2008	YoY change
Net sales	43,793	27,615	- 36.9%
Operating income	1,956	1,100	- 43.8%
Operating income ratio (%)	4.5	4.0	

Factory Business

	FY2007	FY2008	YoY change
Net sales	14,881	13,183	- 11.4%
Operating income	262	200	- 23.7%
Operating income ratio (%)	1.8	1.5	

Technology Business

	FY2007	FY2008	YoY change
Net sales	12,649	18,581	46.9%
Operating income	676	487	- 28.0%
Operating income ratio (%)	5.3	2.6	

Office Business

	FY2007	FY2008	YoY change
Net sales	8,416	10,040	19.3%
Operating income	543	453	- 16.4%
Operating income ratio (%)	6.4	4.5	

Other Business

	FY2007	FY2008	YoY change
Net sales	2,866	5,050	76.2%
Operating income (loss)	- 106	- 207	–
Operating income ratio (%)	- 3.7	- 4.1	

Calculation methods in the segment results

(1) Net sales by business category only consist of external sales.

(2) Operating income by business category includes those posted within the Group due to internal transactions.

(3) Operating income ratio by business category is calculated by dividing the figures in (2) by the figures in (1).

(4) Outlook for the September 2008 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2008 and current status
(From October 1, 2007 to September 30, 2008)

(Million yen)

	Actual results for the third quarter of FY2008 (9 months)	Revised full-year forecast for FY2008	Rate of progress (%)
Net Sales	74,469	105,000	70.9
Spot Business	27,615	40,730	67.8
Factory Business	13,183	18,720	70.4
Technology Business	18,581	25,280	73.5
Office Business	10,040	13,390	75.0
Other Business	5,050	6,880	73.4
Operating income	1,169	2,200	53.1
Ordinary income	1,049	2,000	52.5
Net income	- 240	270	—
Net income per share	- 906.34	1,019.39	—

(Note) Estimated current net income per share for the year ending September 2008 is calculated using the following formula.

$$\text{Estimated current net income per share} = \frac{\text{Forecast for current net income applicable to common stock}}{\text{Estimated number of common shares outstanding during the fiscal year ending September 30, 2008}}$$

The outlook by business segment is as follows:

Spot Business

Order-receiving trends

- It is expected that demand for human resources outsourcing will remain solid.
- The Company anticipates winning increased confidence from its client companies and boosting orders by stepping up the screening of orders.
- It should be possible to obtain new orders from companies that have experienced difficulties in direct employment of part-time and non-regular workers.

Hiring trends

- The Company expects to be able to employ staff who have chosen to work in a labor dispatch service for lifestyle reasons.
- Progress in registering new staff should be steady through recruitment activities geared to young people, using the website and mobile phones.

Factory Business

Order-receiving trends

- It is expected that demand for outsourcing in manufacturing will level off under the influence of production adjustments in the manufacturing sector.

Hiring trends

- The number of employed workers and the retention rate should increase with improvements in the work environment and other measures to respond to the needs of workers.

Technology Business

Order-receiving trends

- Demand for engineers from development and design departments in the manufacturing sector should remain strong.
- Orders for engineers who can handle software are likely to increase because of the transferred network engineer assignment business.
- Demand for new technologies in telecommunications industries and for the establishment of base stations of communication equipment to improve quality should remain strong, so orders are likely to increase.

Hiring trends

- The Company is promoting the G.E.T. program (educational/training programs to nurture bilingual engineers) overseas, including China, and this should continue to provide excellent non-Japanese engineers and technical experts.

Office Business

Order-receiving trends

- With rising demand from companies that are stepping up their sales activities for communications equipment and other factors, orders received by sales support business are set to increase.

Hiring trends

- By responding to the needs of workers, the number of employment of long-term workers should increase.

(5) Analysis of the financial position

1) Conditions of assets, liabilities and net assets

Total assets at the end of the consolidated aggregate period of the third quarter fell 1,360 million yen from the end of the previous consolidated fiscal year, to 40,264 million yen. Net worth decreased 508 million yen from the end of the previous consolidated fiscal year, to 9,779 million yen (net worth ratio: 24.3%), while net assets were down 504 million yen, to 13,139 million yen.

Major increases/decreases were as follows: In the assets section, current assets declined by 1,473 million yen from the end of the previous consolidated fiscal year, to 27,704 million yen. This reflected a decline in negotiable securities of 1,199 million yen, to 100 million yen, and other factors. Fixed assets, meanwhile, increased by 113 million yen, to 12,560 million yen. This rise was attributable to an increase of long-term deferred tax assets of 250 million yen, to 800 million yen, in the processing of tax effect accounting. Investments in securities decreased by 233 million yen to 1,259 million yen associated with the transfer of stocks of companies that were judged to have no potential synergy with the Group.

In the liabilities section, current liabilities increased by 1,368 million yen from the end of the previous consolidated fiscal year, to 20,431 million yen. This is because accounts payable were down 1,807 million yen, to 2,391 million yen, while short-term loans increased by 4,386 million yen, to 9,400 million yen. Fixed liabilities decreased by 2,224 million yen from the end of the previous consolidated fiscal year, to 6,695 million yen. This owed to a decrease of long-term loans of 2,297 million yen, to 5,947 million yen (long-term loans to be repaid within one year in current liabilities decreased by 112 million yen), among other factors.

2) Conditions of cash flows

In the consolidated aggregate period of the third quarter, cash and cash equivalents (hereinafter "cash") decreased by 1,046 million yen from the end of the previous consolidated fiscal year (increase of 8,185 million yen in the same period of the previous year). The balance as of the end of the consolidated aggregate period of the third quarter was 11,719 million yen.

Cash flows from operating activities

In the third quarter, net income before taxes and other adjustments was 374 million yen, receivables decreased by 205 million yen (accounts payable decreased by 791 million yen). The amount of refunds of corporate tax etc. was 598 million yen while consumption tax payable decreased 1,197 million yen and payments of corporate tax etc. were 1,501 million yen. Consequently, cash used for operating activities amounted to 1,924 million yen . (In the same period of the previous year, cash of 3,274 million yen was obtained.)

Cash flows from investing activities

Income from the sale of investment securities was 199 million yen. On the other hand, expenses for the acquisition of tangible fixed assets were 263 million yen, expenses for the acquisition of intangible fixed assets were 240 million yen, expenses for the payments for business transfer were 418 million yen. Consequently, cash used for investing activities amounted to 704 million yen. (In the same period of the previous year, 1,481 million yen of cash was used.)

Cash flows from financing activities

The net increase in short-term loans amounted to 4,386 million yen, while expenses for the repayment of long-term loans were 2,609 million yen, (proceeds from long-term loans payable were 200 million yen), and expenses for the payment of dividends were 265 million yen. Consequently, cash obtained from financing activities amounted to 1,582 million yen. (In the same period of the previous year, 6,391 million yen of cash was obtained.)

<<Reference>>

(1) Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2008 (Million yen)

	1st Quarter Oct. – Dec. 2007	2nd Quarter Jan. – Mar. 2008	3rd Quarter Apr. – Jun. 2008	4th Quarter Jul. – Sep. 2008	Full year Ending Sep. 2008
Net sales	24,433	25,385	24,651	–	74,469
Gross profit	5,958	6,395	6,105	–	18,458
Operating income	51	690	428	–	1,169
Ordinary income	25	666	358	–	1,049
Income before income taxes and minority interests	8	380	- 14	–	374
Net income	9	- 113	- 137	–	- 240
Net income per share (yen)	35.83	- 425.18	- 516.99	–	- 906.34
Diluted net income per share (yen)	–	–	–	–	–
Total assets	41,176	40,294	40,264	–	40,264
Shareholders' equity	9,975	9,910	9,779	–	9,779
Shareholders' equity per share (yen)	37,660.74	37,415.31	36,920.39	–	36,920.39
Cash flows from operating activities	- 2,194	- 378	648	–	- 1,924
Cash flows from investing activities	- 466	- 164	- 74	–	- 704
Cash flows from financing activities	1,263	- 686	1,005	–	1,582
Cash and cash equivalents at end of period	11,367	10,139	11,719	–	11,719

Fiscal year ended September 2007 (Million yen)

	1st Quarter Oct. – Dec. 2006	2nd Quarter Jan. – Mar. 2007	3rd Quarter Apr. – Jun. 2007	4th Quarter Jul. – Sep. 2007	Full year Ended Sep. 2007
Net sales	28,043	27,514	27,049	25,696	108,301
Gross profit	7,773	7,384	6,687	5,743	27,587
Operating income	1,395	1,054	- 59	- 310	2,081
Ordinary income	1,370	993	- 175	- 377	1,811
Income before income taxes and minority interests	1,383	714	- 148	- 2,242	- 293
Net income	716	390	- 248	- 1,532	- 674
Net income per share (yen)	2,632.67	1,485.52	- 938.80	- 5,785.37	- 2,536.40
Diluted net income per share (yen)	2,632.06	1,485.09	–	–	–
Total assets	40,387	43,512	48,879	41,624	41,624
Shareholders' equity	11,972	11,914	11,876	10,287	10,287
Shareholders' equity per share (yen)	45,374.95	45,405.32	44,837.19	38,839.30	38,839.30
Cash flows from operating activities	- 187	2,276	1,185	- 1,729	1,546
Cash flows from investing activities	- 946	- 1,152	617	- 237	- 1,718
Cash flows from financing activities	2,334	1,819	2,237	- 5,382	1,009
Increase in cash and cash equivalents from merger of subsidiaries	–	–	21	–	21
Cash and cash equivalents at end of period	13,108	16,052	20,112	12,764	12,764

(2) Changes in Quarterly Operating Results by Business Segment

(Million yen)

Spot Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	9,011	9,196	9,408	–	27,615
	(2) Inter-segment sales or the amount of transfers	17	167	49	–	233
	Total	9,028	9,362	9,458	–	27,848
	Operating expenses	8,956	8,849	8,943	–	26,748
	Operating income or loss	72	513	514	–	1,100
	Operating income ratio (%)	0.8	5.6	5.5	–	4.0
Fiscal year ended September 2007	(1) Sales to external customers	15,577	14,251	13,965	9,841	53,634
	(2) Inter-segment sales or the amount of transfers	207	202	107	103	619
	Total	15,784	14,453	14,072	9,944	54,252
	Operating expenses	14,625	13,840	13,887	10,272	52,625
	Operating income or loss	1,158	613	185	- 328	1,628
	Operating income ratio (%)	7.4	4.3	1.3	- 3.3	3.0

Factory Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	4,377	4,591	4,215	–	13,183
	(2) Inter-segment sales or the amount of transfers	0	5	1	–	6
	Total	4,377	4,596	4,216	–	13,188
	Operating expenses	4,326	4,490	4,172	–	12,988
	Operating income or loss	51	106	43	–	200
	Operating income ratio (%)	1.2	2.3	1.0	–	1.5
Fiscal year ended September 2007	(1) Sales to external customers	5,092	5,229	4,560	4,517	19,398
	(2) Inter-segment sales or the amount of transfers	6	6	3	3	17
	Total	5,098	5,235	4,563	4,519	19,415
	Operating expenses	4,892	5,057	4,684	4,592	19,226
	Operating income or loss	206	178	- 121	- 73	189
	Operating income ratio (%)	4.0	3.4	- 2.7	- 1.6	1.0

Technology Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	5,928	6,497	6,156	–	18,581
	(2) Inter-segment sales or the amount of transfers	85	88	117	–	291
	Total	6,014	6,585	6,273	–	18,872
	Operating expenses	5,839	6,369	6,178	–	18,385
	Operating income or loss	175	216	95	–	487
	Operating income ratio (%)	3.0	3.3	1.5	–	2.6
Fiscal year ended September 2007	(1) Sales to external customers	4,017	4,542	4,089	6,067	18,715
	(2) Inter-segment sales or the amount of transfers	151	204	77	134	566
	Total	4,169	4,746	4,166	6,201	19,282
	Operating expenses	3,931	4,336	4,137	5,897	18,302
	Operating income or loss	238	410	28	304	979
	Operating income ratio (%)	5.9	9.0	0.7	5.0	5.2

(Million yen)

Office Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	3,426	3,471	3,143	–	10,040
	(2) Inter-segment sales or the amount of transfers	15	24	16	–	54
	Total	3,440	3,495	3,159	–	10,094
	Operating expenses	3,242	3,330	3,069	–	9,641
	Operating income or loss	198	165	90	–	453
	Operating income ratio (%)	5.8	4.8	2.9	–	4.5
Fiscal year ended September 2007	(1) Sales to external customers	2,605	2,697	3,114	3,421	11,837
	(2) Inter-segment sales or the amount of transfers	76	38	27	21	162
	Total	2,681	2,736	3,141	3,442	11,999
	Operating expenses	2,594	2,584	2,838	3,294	11,309
	Operating income or loss	88	152	303	147	690
	Operating income ratio (%)	3.4	5.6	9.7	4.3	5.8

Other Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	1,691	1,630	1,729	–	5,050
	(2) Inter-segment sales or the amount of transfers	27	3	3	–	33
	Total	1,718	1,633	1,732	–	5,083
	Operating expenses	1,799	1,671	1,819	–	5,289
	Operating income or loss	- 81	- 38	- 87	–	- 207
	Operating income ratio (%)	- 4.8	- 2.4	- 5.0	–	- 4.1
Fiscal year ended September 2007	(1) Sales to external customers	752	794	1,320	1,851	4,717
	(2) Inter-segment sales or the amount of transfers	1	1	1	4	8
	Total	753	795	1,321	1,855	4,725
	Operating expenses	772	775	1,429	1,895	4,871
	Operating income or loss	- 18	20	- 108	- 40	- 146
	Operating income ratio (%)	- 2.5	2.6	- 8.2	- 2.1	- 3.1

Note (1) Operating income by business category includes income posted within the Group from internal transactions.

(2) Operating income ratio by business category is calculated by dividing operating income by net sales to external customers.

(6) Risks Associated with Businesses

Major potential risk factors for the Group in the course of its operating businesses are described below. However, in view of active information disclosure to investors, the description also includes matters that do not necessarily fall under the category of business risk but are regarded as important for investors in making investment decisions or understanding the Group's business activities. The Group makes the utmost effort to recognize potential business risks, prevent their occurrence and take adequate measures to address them should they emerge nonetheless. The following statement may contain risk factors forecasted for the future, although it is based on our judgment as of the date of reporting these financial statements.

1) Securing Staff

The population of young people in Japan has been declining since 1985 due to a drop in the birthrate, leading to a decline in the number of children, and this trend is likely to continue, according to forecasts by research institutes. In the Spot Business, the Group's core operation, the staff is primarily made up of the younger generation aged 18 to 20s. Therefore, a decline in the younger generation makes it difficult for the Group to secure the human resources it needs, which is likely to adversely influence the Group's earnings. To cope with this decline in the population of young people, the Group is recruiting staff through Web sites and mobile phone networks, in a bid to make its staff procurement process more efficient. In the event that the Group is unable to absorb increased expenses from rising salaries of in-house employees and costs of recruiting advertisements to promote staff procurement, through internal efforts such as improving operational efficiency and passing the higher cost on to service prices, it may impact the Group's earnings.

Furthermore, the competition for securing staff will likely heat up in the industry, where entry barriers are relatively low, and this may prevent the Company from procuring sufficient staff and the Group ultimately achieving its business plan. Given that the younger generation aged 18 to 20s — who make up a large proportion of our staff — are sensitive to corporate image, the Company regards it as vital to build a corporate brand that will gain the support of this generation in order to procure and retain excellent staff. Nonetheless, it is still unclear if this strategy will continue to work, and we may not be able to procure as many staff as targeted.

2) Securing and Retaining Employees

The average length of continuous service of Fullcast's employees, excluding the dispatched staff, is three years and three months as of the end of June 2008. This rather short period is attributable to the fact that though the number of employees hired by the Company increased in the process of rapid expansion of its business, the number of those who resigned remains high. To cope with the changing external environment of the Group, created by deregulation and the resultant fierce competition, we need to hire more employees while boosting retention.

Although the Company seeks to improve working conditions through revision of employment regulations, including improved employee training and an increased number of paid leave days, it is possible that the Group's business performance might be untowardly affected if the Company is unable to adequately secure required human resources or it loses existing human resources.

Although the Company has recruited large numbers of human resources to maintain a position of competitive advantage as it has expanded its business, improving the quality of managers and office members at each office is a major concern. The Company seeks to proactively hire skilled people to deploy as managers and members at regional offices. However, if we cannot secure a sufficient number of personnel to meet our needs or if current employees leave the Company, the expansion of operations may be hindered and earnings could deteriorate.

In addition, it is important to hire skilled technicians with the ability to meet the increasingly sophisticated needs of customers in the technical staff dispatching service of the Technology Business. The Group is pushing forward with the G.E.T. Program (bilingual engineer training and development) overseas in countries such as China, and while it has progressed with the recruitment of outstanding foreign engineers, it is possible that the Group's business performance might be untowardly affected if the Group is unable to recruit, retain and dispatch engineers according to plan.

3) Managing the Database on Client Firms and Staff

The Group always strives to provide staff most suited to the needs of client companies and deploy staff for clients promptly and efficiently. To facilitate this, the Group manages a database compiled with its business management information system "FASE" that contains information on the staff's work attitudes and experience by job classification as well as on clients.

In addition, the Group uses FASE to bill clients for work services and closely monitor accounts receivable, which means the Group relies strongly on FASE for its operational efficiency. To be prepared for the eventuality of a malfunction in a server on which FASE runs, the Group is equipped with back-up servers having the same functions. However, if these servers were simultaneously down due to such trouble as an earthquake or other natural disaster and FASE stops working, the Group's operations would be seriously impeded and its earnings may suffer a serious blow.

We are continuing to invest in the improvement of information systems, such as upgrading FASE whenever necessary, in a bid to differentiate ourselves from our peers in terms of costs and services. However, this investment may not always contribute to a growth in sales. So, if we cannot obtain sufficient return on investment, expenditures may not be fully recouped.

To appropriately manage personal information and other data contained in FASE, we are striving to prevent unauthorized access, as well as loss, destruction, falsification or unauthorized disclosure of personal information, by establishing clear handling rules, strictly controlling access rights to the system and stepping up internal inspections. However, if any personal information should ever leak out for whatever reason, the Group would lose the public's confidence, which could be expected to depress sales and give rise to claims for damages. This may have a serious impact on the Group's earnings.

The information control system was strengthened, covering not only the personal information in FASE but also information assets required to continue business such as customer information and sales information. In doing so, certification with ISO27001, the international standard for information security management system, was obtained on July 20, 2006. Based on this, the Group has bolstered corporate compliance and information security risk management to continue to improve information security in its business activities.

4) Workplace Accidents and Transaction-Related Trouble

In the event that a staff dies, is injured or becomes ill at work or due to some causes attributable to the work, the Group, as an employer, has the duty to pay compensation according to the relevant laws and regulations including the Labor Standards Law and the Workers' Accident Compensation Insurance Law. (Destination business owners that are our clients bear the employer's liability in accordance with the Industrial Safety and Health Law, and are obliged to protect the safety of staff in accordance with the Civil Code.)

The Group is enhancing staff awareness on safety by promoting occupational health and safety training, as well as safety equipment and releasing bulletins for on-the-job vigilance to prevent injury and illness. To provide better worker protection, the Group has taken out an insurance program to pay agreed claims as a supplement to the workers' accident compensation insurance. However, should an accident not covered by any of this insurance occur, the Group could be forced to pay damages on the grounds of neglecting its duty to safety (Article 415 of the Civil Code) and be liable for any illegal activity (Article 709 of the Civil Code), which are stipulated in labor contracts.

In addition, the Group could be sued or pressured to make other payments, on allegations of staff negligence, of the violation of a contract with a client or of our staff's illegal activities. Although the Group has a compliance system under which personnel in charge of legal affairs can handle various legal risks, the performance may suffer a serious impact through such an accident depending on its nature and the amount of money involved.

5) Legal Regulations

a) Changes in Legal Regulations

The Company's businesses should be in conformity with such laws as the Labor Standards Law, the Labor Services Temporary Assignment Law, the Workers' Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Insurance Law and other relevant laws. If these laws are revised or their interpretation is modified following a change in the prevailing social situation in the labor market, the Group may suffer a serious setback in its

operations depending on the contents of such revision or any new interpretation. Since April 1, 2008, the "Guideline for Measures to Be Taken by Worker Dispatch Service Providers and by Companies to Be Provided with Workers for the Stabilization of Workers Employed on a Daily Basis and Workers Dispatched for the Short-Term" (Notification No. 36 in 2008 by the Ministry of Health, Labour and Welfare) has come into force. In addition, the Enforcement Regulation of Worker Dispatch Law has been revised. We have taken action to respond to the Guidance and the like. However, if further revisions and changes in interpretations are made, it could have a serious impact on the business of the Group.

There have also been arguments about the revision of the Worker Dispatch Law (that worker dispatch on a daily basis should be prohibited in principle). In terms of the staffing service for short-term light duties, the Group's mainstay business, there will be an ongoing shift toward long-term dispatch. When the conventional daily dispatch can be continued, we will continue to dispatch staff in good compliance with the Guideline for Workers Employed on Daily Basis. When daily dispatches are restricted, prompt and appropriate measures should be taken in line with the revisions of the law, by adopting a business model ahead of the introduction of short-term employment that adopts to the proposal made by the government project team, so that we can respond to the needs of society. However, if it takes a long time to shift to long-term dispatch or to convert the business model, this could have a seriously impact on the business of the Group.

b) Sharing of Social Insurance Contributions

In terms of social insurance, workers whose contract period is not more than two months and workers whose working hours are less than three quarters of ordinary workers are excluded from the application of the Health Insurance Law. The Employees' Pension Insurance Law has similar regulations. In the spot business, as we employ staff for a short period, most are not eligible for social insurance. However, if the number of staff covered by social insurance increases in the future, the burden of social insurance premiums could become too large to be absorbed by internal means such as streamlining operations and passing the premiums on to service prices, and this could seriously affect the performance of the Group.

Ultimately depending on the exact content, a future revision of the social insurance system could significantly affect the Group's performance, for instance if it entailed a rise in insurance premiums or an expansion of the insurance coverage.

c) Employee Dispatching Service

The Group provides an employee dispatching service with the permission of Minister of Health, Labour and Welfare in accordance with the Worker Dispatch Law. If the Group should be subject to disqualification, the permission could be cancelled, or orders to close or halt the business could be issued. The Group is committed to compliance and risk management to prevent any violation of laws and ordinances, but if permission should be cancelled or if other measures should be taken, it may become unable to provide the employee dispatching service, and this would seriously affect the performance of the Group.

d) Onsite Subcontracting Service

As an onsite subcontracting service provider based on sub-contracts, the Group completes its contracted work independently at the direct client company of such contract. In carrying out the work involved, we follow the norm (Notice No. 37 of 1986 by Japan's Ministry of Labour) that separates and distinguishes between the employee dispatching and the subcontracting business and other relevant laws and regulations. Prior to executing work, we confirm the details of the subcontracted tasks — such as their content, scope and the stipulated completion date with the client company.

However, in the event when any disparity should occur in the interpretation thereof with a client company as we perform these tasks, it may conceivably become difficult or impossible to collect our payment due, which could affect the Group's earnings.

6) Management of the Company

a) Stock Options System

The Company is granting stock purchase warrants, with an exercise period from January 1, 2006 to December 30, 2008, for its directors, corporate auditors and employees to enhance their willingness and morale toward improving performance. The number of unexercised stock purchase warrants stood at 1,818 as of June 30, 2008. In addition, the Company is also granting stock purchase warrants with an exercise period from January 1, 2008 to December 30, 2010. The number of unexercised stock purchase warrants stood at 1,996 as of June 30, 2008.

The number of dilutive shares associated with subscription rights as at the end of June 30, 2008 was 3,814, accounting for about 1.4% of the Company's total issued shares of 275,964 (including treasury stock). The issuance of new shares following the exercise of subscription rights may dilute the value of the Company's stock.

b) Strategies on Corporate Acquisition/Alliance and a New Business

After careful preliminary studies, the Company made Asia Pacific System Research Co., Ltd. a consolidated subsidiary in October 2005 by acquiring its shares through underwriting of a new share allocation to a third party and direct negotiation with its major shareholders. The Company also made Fullcast Advance Co., Ltd., Fullcast Marketing Co., Ltd. and Info-P Co., Ltd. wholly owned subsidiaries in May 2006, July 2006 and May 2007, respectively. Additionally, on June 30, 2007, the Company changed Net it works, Inc. from an equity method affiliate to a consolidated subsidiary, by instituting a timely additional acquisition of its shares.

If the Company should incur higher-than-expected expenses for restructuring and enhancing the business of each of the subsidiaries, or if the contribution to profits by the subsidiaries should not go as planned, the earnings of the entire Group could be adversely affected.

The Group intends to continue its push toward expansion of existing businesses, while broadening business fields and raising the corporate value of the entire Group by promoting new ventures and pursuing new business opportunities through corporate acquisition and alliances. In this regard, there are a number of potential risks: the strategy to expand business through corporate acquisition and other measures may not contribute to increases in profits as originally projected; the Group may be required to spend a substantial amount of funds on acquisition; and amortization of goodwill arising from consolidation may erode the Group's profits.

With respect to the goodwill for Fullcast Advance Co., Ltd., the company has not made the contribution to earnings anticipated in the business plan at the time of acquiring the shares. As a consequence, impairment accounting procedures have been carried out for all costs.

7) Seasonal Factors Affecting the Group's Earnings

In the Group's core Spot Business, order volume tends to increase in the second and the fourth quarters of a year due to the nature of the business.

The Group has been increasing the number of high-quality solution contracts, which involve efforts to promote operational efficiency at client companies through qualitative improvement of our proprietary operations, in order to reduce the seasonal fluctuations of the business.

In the Technology Business, accounts are settled on an inspection basis* for orders received. Thus, both sales and profits show a tendency to increase in the second and fourth quarters, which are key quarters of the fiscal year.

Additionally, in the engineers dispatching service business of the Technology Business, the number of technical staff at work affects the Group's earnings. With an overwhelming number of technicians just out of university joining the Group in April, earnings tend to increase in the second half of the fiscal year as the number of staff at work increases.

Moreover, client requests for rate revision as well as the actual implementation of the revised rates for these staff tend to occur in April or thereafter as most clients close their accounts of settlement in March every year. Therefore, sales and profits in the Technology Business tend to increase in the second half of the fiscal year.

(Note) Inspection basis is the basis under which sales are recorded on the date when products (and services) are inspected by the other party (customers).

2. Consolidated Financial Statements for the Third Quarter

1) Consolidated Balance Sheet for the Third Quarter

(Million yen)

Category	Note No.	As of June 30, 2007 Amount		%	As of June 30, 2008 Amount		%	Change Amount	Rate of change (%)	As of September 30, 2007 Amount		%
Assets												
I. Current assets												
1. Cash and deposits			19,050			11,719		- 7,331			11,674	
2. Trade notes and accounts receivables			11,505			10,919		- 586			11,082	
3. Securities			1,299			100		- 1,199			1,299	
4. Inventories			884			869		- 15			684	
5. Other current assets			3,912			4,317		405			4,582	
Allowance for doubtful accounts			- 187			- 220		- 33			- 145	
Total current assets			36,463	74.6		27,704	68.8	- 8,760	- 24.0		29,176	70.1
II. Fixed assets												
1. Tangible fixed assets												
(1) Buildings and structures	*1	898			970					923		
Accumulated depreciation	*2	297	600		332	637		37		357	566	
(2) Machinery and vehicles		51			33					37		
Accumulated depreciation		35	17		22	12		- 5		28	9	
(3) Furniture and fixtures		2,008			1,802					1,858		
Accumulated depreciation	*2	1,174	833		1,233	569		- 265		1,188	671	
(4) Land	*1		793			793		–			793	
(5) Construction suspense account			0			–		- 0			21	
Total tangible fixed assets			2,243	4.6		2,010	5.0	- 234	- 10.4		2,060	5.0
2. Intangible fixed assets												
(1) Software			1,166			1,100		- 65			1,075	
(2) Goodwill			4,060			4,330		270			4,286	
(3) Other	*1		161			108		- 53			194	
Total intangible fixed assets			5,386	11.0		5,538	13.8	152	2.8		5,555	13.3
3. Investment and other assets												
(1) Investment securities	*3		1,636			1,259		- 377			1,492	
(2) Insurance reserve fund			626			626		- 0			614	
(3) Guarantee money paid			–			2,158		2,158			–	
(4) Other			2,847			1,179		- 1,668			2,975	
Allowance for doubtful accounts			- 323			- 209		114			- 248	
Total investment and other assets			4,786	9.8		5,012	12.4	226	4.7		4,833	11.6
Total fixed assets			12,416	25.4		12,560	31.2	144	1.2		12,448	29.9
Total assets			48,879	100.0		40,264	100.0	- 8,615	- 17.6		41,624	100.0

(Million yen)

Category	Note No.	As of June 30, 2007 Amount	%	As of June 30, 2008 Amount	%	Change Amount	Rate of change (%)	As of September 30, 2007 Amount	%
Liabilities									
I. Current liabilities									
1. Notes payable and accounts payable trade		1,160		1,300		141		1,287	
2. Short-term borrowings	*1	10,068		9,400		- 668		5,014	
3. Current portion of long-term debt		2,979		2,881		- 98		2,993	
4. Accounts payable-other		3,799		2,391		- 1,408		4,198	
5. Accrued expenses payable		3,145		2,592		- 553		2,820	
6. Income taxes payable		376		295		- 81		678	
7. Accrued bonuses		923		937		14		1,395	
8. Other current liabilities		1,142		634		- 508		678	
Total current liabilities		23,592	48.3	20,431	50.7	- 3,161	- 13.4	19,062	45.8
II. Fixed liabilities									
1. Long-term debt	*1	9,082		5,947		- 3,136		8,244	
2. Allowance for employee retirement benefits		550		555		5		482	
3. Other fixed liabilities		102		193		91		194	
Total fixed liabilities		9,734	19.9	6,695	16.7	- 3,040	- 31.2	8,919	21.4
Total liabilities		33,326	68.2	27,125	67.4	- 6,201	- 18.6	27,982	67.2
Net assets									
I. Equity									
1. Common stock		3,464	7.1	3,464	8.6	–	–	3,464	8.3
2. Capital surplus		3,220	6.6	2,906	7.2	- 314	- 9.7	2,906	7.0
3. Retained surplus		7,897	16.1	6,180	15.3	- 1,717	- 21.7	6,679	16.1
4. Treasury stock		- 2,747	- 5.6	- 2,747	- 6.8	–	–	- 2,747	- 6.6
Total equity		11,835	24.2	9,804	24.3	- 2,031	- 17.2	10,302	24.8
II. Valuation and translation adjustments:									
1. Net unrealized holding gains on securities		41		- 25		- 66		- 15	
Total Valuation and translation adjustments		41	0.1	- 25	- 0.1	- 66	–	- 15	- 0.0
III. Minority interests		3,677	7.5	3,360	8.4	- 317	- 8.6	3,355	8.0
Total net assets		15,553	31.8	13,139	32.6	- 2,414	- 15.5	13,642	32.8
Liabilities and net assets		48,879	100.0	40,264	100.0	- 8,615	- 17.6	41,624	100.0

2) Consolidated Profit and Loss Statement for the Third Quarter

(Million yen)

Category	Note No.	October 1, 2006 to June 30, 2007 Amount		%	**October 1, 2007 to June 30, 2008** Amount		%	Change Amount	Rate of change (%)	October 1, 2006 to September 30, 2007 Amount		%
I. Net sales			82,605	100.0		**74,469**	**100.0**	- 8,137	- 9.8		108,301	100.0
II. Cost of sales			60,761	73.6		**56,011**	**75.2**	- 4,750	- 7.8		80,714	74.5
Gross profit			21,844	26.4		**18,458**	**24.8**	- 3,387	- 15.5		27,587	25.5
III. Selling, general and administrative expenses			19,454	23.5		**17,289**	**23.2**	- 2,165	- 11.1		25,507	23.6
1. Salaries and wages		5,352			**5,131**			- 221		6,975		
2. Miscellaneous wages		2,955			**1,783**			- 1,172		3,816		
3. Legal welfare		949			**877**			- 72		1,301		
4. Provision of accrued bonuses		406			**384**			- 22		595		
5. Retirement benefit expenses		190			**189**			- 0		179		
6. Communications expenses		827			**584**			- 243		1,064		
7. Advertisement and sales promotion		458			**231**			- 227		659		
8. Travel and transportation		872			**731**			- 141		1,126		
9. Rents		1,755			**1,662**			- 93		2,350		
10. Depreciation and amortization		498			**476**			- 22		699		
11. Recruitment expense		1,762			**1,479**			- 283		2,202		
12. Provision of allowance for doubtful accounts		92			**136**			44		93		
13. Amortization of goodwill		122			**273**			151		204		
14. Other		3,216			**3,352**			136		4,244		
Operating income			2,390	2.9		**1,169**	**1.6**	- 1,221	- 51.1		2,081	1.9
IV. Non-operating income			123	0.1		**282**	**0.3**	160	130.4		188	0.2
1. Interest income		10			**20**			10		25		
2. Rental income		13			**108**			95		35		
3. Other		99			**154**			55		128		
V. Non-operating expenses			325	0.4		**402**	**0.5**	77	23.8		457	0.4
1. Interest expense		136			**179**			43		208		
2. Rent cost		–			**89**			89		–		
3. New stock issue expenses		0			**1**			1		0		
4. Business commence expense		11			**–**			- 11		11		
5. Loss on equity method investments		38			**32**			- 6		39		
6. Other		140			**101**			- 39		198		
Ordinary income			2,188	2.6		**1,049**	**1.4**	- 1,139	- 52.0		1,811	1.7

(Million yen)

Category	Note No.	October 1, 2006 to June 30, 2007 Amount		%	October 1, 2007 to June 30, 2008 Amount		%	Change Amount	Change Rate of change (%)	October 1, 2006 to September 30, 2007 Amount		%
VI. Extraordinary income			60	0.1		115	0.2	56	93.9		745	0.7
1. Gain on sale of fixed assets	*1	1			3			2		1		
2. Gain on sale of investment securities		–			88			88		4		
3. Reversal of allowances for doubtful accounts		59			16			- 43		68		
4. Gain on sale of affiliate stocks		–			8			8		672		
VII. Extraordinary loss			298	0.3		790	1.1	492	165.1		2,849	2.7
1. Loss on sales of fixed assets	*2	110			1			- 109		110		
2. Loss on disposal of fixed assets	*3	36			29			- 7		50		
3. Loss on valuation of investment securities		–			200			200		7		
4. Loss on insurance cancellation		–			–			–		10		
5. Loss on change of share-holding ratio	*4	5			0			- 5		6		
6. Penalty	*5	–			29			29		49		
7. Loss on liquidation of affiliates		27			–			- 27		27		
8. Settlement	*6	22			–			- 22		22		
9. Allowance for officers' retirement benefits	*7	10			–			- 10		10		
10. Loss on impairment of fixed assets	*8	88			117			29		151		
11. Loss on reimbursement of administrative expenses	*9	–			–			–		1,875		
12. Loss on cancellation of naming rights	*10	–			–			–		182		
13. Loss on closure of offices	*11	–			188			188		350		
14. Expenses for withdrawal from training base	*12	–			32			32		–		
15. Expenses for relocation of head offices	*13	–			194			194		–		
Income (loss) before income taxes and minority interests			1,949	2.4		374	0.5	- 1,575	- 80.8		- 293	- 0.3
Corporate, residential and enterprise taxes		844			622					1,012		
Corporate tax adjustment		173	1,017	1.3	- 43	579	0.8	- 439	- 43.1	- 734	279	0.2
Minority interests			74	0.1		35	0.0	- 39			103	0.1
Net income (loss)			858	1.0		- 240	- 0.3	- 1,098	–		- 674	- 0.6

3) Consolidated Statements of Changes in Equity for the Third Quarter

Third quarter of the previous consolidated fiscal year (October 1, 2006 – June 30, 2007) (Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2006	3,464	3,100	7,992	- 163	14,393	67	67	2,817	17,278
Net increase/decrease during the quarter									
Cash dividends	–	–	- 935	–	- 935	–	–	–	- 935
Decrease due to application of the equity-method	–	–	- 17	–	- 17	–	–	–	- 17
Net income	–	–	858	–	858	–	–	–	858
Purchase of company shares	–	–	–	- 3,203	- 3,203	–	–	–	- 3,203
Disposal of treasury stock	–	120	–	620	740	–	–	–	740
Net increase/decrease during the quarter except in equity						- 26	- 26	860	834
Total of increase/decrease during the quarter	–	120	- 95	- 2,583	- 2,558	- 26	- 26	860	- 1,725
Balance June 30, 2007	3,464	3,220	7,897	- 2,747	11,835	41	41	3,677	15,553

Third quarter of the current consolidated fiscal year (October 1, 2007 – June 30, 2008) (Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2007	3,464	2,906	6,679	- 2,747	10,302	- 15	- 15	3,355	13,642
Net increase/decrease during the current quarter									
Cash dividends	–	–	- 265	–	- 265	–	–	–	- 265
Increase due to exemption from equity-method	–	–	7	–	7	–	–	–	7
Net income (loss)	–	–	- 240	–	- 240	–	–	–	- 240
Net increase/decrease during the current quarter except in equity						- 10	- 10	5	- 5
Total of increase/decrease during the current quarter	–	–	- 498	–	- 498	- 10	- 10	5	- 504
Balance June 30, 2008	3,464	2,906	6,180	- 2,747	9,804	- 25	- 25	3,360	13,139

Fiscal year ended September 2007 (October 1, 2006 – September 30, 2007) (Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2006	3,464	3,100	7,992	- 163	14,393	67	67	2,817	17,278
Net increase/decrease during the fiscal year									
Cash dividends	–	–	- 935	–	- 935	–	–	–	- 935
Decrease due to exclusion from consolidation	–	- 314	314	–	–	–	–	–	–
Decrease due to application of the equity-method	–	–	- 17	–	- 17	–	–	–	- 17
Net income (loss)	–	–	- 674	–	- 674	–	–	–	- 674
Purchase of company shares	–	–	–	- 3,203	- 3,203	–	–	–	- 3,203
Disposal of treasury stock	–	120	–	620	740	–	–	–	740
Net increase/decrease during the fiscal year except in equity						- 82	- 82	538	455
Total of increase/decrease during the fiscal year	–	- 194	- 1,313	- 2,583	- 4,091	- 82	- 82	538	- 3,635
Balance September 30, 2007	3,464	2,906	6,679	- 2,747	10,302	- 15	- 15	3,355	13,642

4) Consolidated Cash Flows Statement for the Third Quarter

(Million yen)

Category	Note No.	October 1, 2006 to June 30, 2007 Amount	**October 1, 2007 to June 30, 2008 Amount**	October 1, 2006 to September 30, 2007 Amount
I. Cash flows from operating activities				
1. Income and loss before income taxes and minority interests		1,949	**374**	- 293
2. Depreciation and amortization		611	**559**	852
3. Increase in allowance for doubtful accounts		11	**36**	- 13
4. Increase (decrease) in allowance for bonuses		- 301	**- 458**	205
5. Increase in allowance for employee retirement benefits		90	**76**	23
6. Interest and dividend income		- 19	**- 30**	- 34
7. Interest expenses		136	**179**	208
8. Gain on sale of fixed assets		- 1	**- 3**	- 1
9. Loss on sales of fixed assets		110	**1**	110
10. Loss on disposal of fixed assets		36	**29**	50
11. Credit losses		13	**51**	16
12. Gain on sale of investment securities		–	**- 88**	- 4
13. Loss on valuation of investment securities		–	**200**	7
14. Gain on sale of affiliate stocks		–	**- 8**	- 672
15. New stock issue expenses		0	**1**	0
16. Amortization of goodwill		134	**279**	219
17. Loss on equity method investments		38	**32**	39
18. Loss on change of share-holding ratio		5	**0**	6
19. Loss on impairment of fixed assets		88	**117**	151
20. Increase (decrease) in trade receivable		2,157	**205**	2,122
21. Increase (decrease) in inventories		- 74	**- 185**	103
22. Increase (decrease) in trade payable		115	**- 791**	950
23. Increase (decrease) in accrued expenses payable		633	**- 226**	365
24. Increase in insurance reserve fund		- 23	**- 12**	- 13
25. Increase (decrease) in accrued income		–	**- 112**	- 16
26. Decrease in accrued consumption tax		–	**- 1,197**	–
27. Other		- 482	**100**	- 711
Subtotal		5,228	**- 870**	3,671
28. Interest and dividend received		28	**30**	43
29. Interest paid		- 111	**- 183**	- 199
30. Income taxes paid		- 1,870	**- 1,501**	- 1,970
31. Refund of income tax etc.		–	**598**	–
Net cash provided by (used in) operating activities		3,274	**- 1,924**	1,546

(Million yen)

Category	Note No.	October 1, 2006 to June 30, 2007 Amount	**October 1, 2007 to June 30, 2008 Amount**	October 1, 2006 to September 30, 2007 Amount
II. Cash flows from investing activities				
1. Purchase of time deposits		- 102	**- 1**	- 105
2. Proceeds from refund of time deposits		2	**11**	33
3. Purchase of tangible fixed assets		- 410	**- 263**	- 501
4. Proceeds from sales of tangible fixed assets		53	**12**	53
5. Purchase of intangible fixed assets		- 328	**- 240**	- 544
6. Proceeds from maturity of investment securities		–	**100**	–
7. Purchase of acquisition of investment securities		- 1,442	**- 125**	- 1,444
8. Proceeds from sales of investment securities		1	**199**	15
9. Proceeds from collection on equity in investment securities		–	**3**	25
10. Advanced for loans receivable		- 17	**- 435**	- 20
11. Collection on loans receivable		28	**443**	563
12. Payment for the acquisition of shares in subsidiary		- 40	**–**	- 540
13. Proceeds from the sales of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*3	–	**–**	- 23
14. Proceeds from the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*2	774	**–**	771
15. Expenses for transferred business		–	**- 418**	–
16. Other		- 1	**11**	- 1
Net cash provided by (used in) investing activities		- 1,481	**- 704**	- 1,718
III. Cash flows from financing activities				
1. Increase (decrease) in short-term borrowings		5,319	**4,386**	665
2. Proceeds from long-term debt		7,000	**200**	9,000
3. Repayments of long-term debt		- 1,737	**- 2,609**	- 4,462
4. Payments of redemption of corporate bonds		–	**- 100**	–
5. Proceeds from disposal of treasury stocks (exercise of stock option rights)		10	**–**	10
6. Expenditure incurred by acquisition of own stocks		- 3,203	**–**	- 3,203
7. Proceeds from payment by minority shareholders		11	**51**	12
8. Payments of dividends		- 935	**- 265**	- 934
9. Payments of dividends to minority shareholders		- 73	**- 81**	- 77
10. Other		- 1	**–**	- 1
Net cash provided by (used in) financing activities		6,391	**1,582**	1,009
IV. Exchange gain/loss on cash and cash equivalents		0	**0**	0
V. Net increase (decrease) in cash and cash equivalents		8,185	**- 1,046**	837
VI. Cash and cash equivalents at beginning of period		11,906	**12,764**	11,906
VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries		21	**–**	21
VIII. Cash and cash equivalents at end of period	*1	20,112	**11,719**	12,764

Significant Accounting Policies in the Preparation of the Third Quarter Financial Statements

1. Matters concerning the scope of consolidation

Consolidated subsidiaries: 19

Fullcast Technology Co., Ltd.
Fullcast Factory Co., Ltd.
Fullcast Central Co., Ltd.
Fullcast Finance Co., Ltd.
Asia Pacific System Research Co., Ltd.
Fullcast HR Institute Co., Ltd.
Casting Bank Co., Ltd.
Top Spot Co., Ltd.
Oneday Job Style Co., Ltd
Fullcast Acvance Co., Ltd.
Nisso Co., Ltd.
Solution Development Co., Ltd.
Fullcast Marketing Co., Ltd.
Toa System Co., Ltd.
Job Choice Tokai Co., Ltd.
Net it works, Inc.
Info-P Co., Ltd.
Marketing Square Co., Ltd.
Japan NonStop Innovation Co., Ltd.

(Note) 1. Fullcast Stylish Work Co., Ltd., which had been a consolidated subsidiary, was absorbed by Nisso Co., Ltd. on January 1, 2008.

2. info-P Co., Ltd. absorbed Amusecast Co., Ltd., which was a consolidated subsidiary on May 1, 2008.

3. Asia Pacific System Research Co., Ltd., which is a consolidated subsidiary, established Japan NonStop Innovation Co., Ltd. on May 12, 2008, which is the base date for its inclusion in consolidation.

Unconsolidated subsidiary: 1 Southern Cross Management Co., Ltd.

(Note) Those affiliates and unconsolidated subsidiary that are not accounted for by the equity method are excluded from the scope of the equity method because their influence on the Company's net income and loss and retained earnings is minor and does not have overall significance.

2. Matters concerning the application of the equity method

(1) Affiliate accounted for by the equity method

1 company Fullcast Drive Co., Ltd.

(Note) As the investment ratio declined with the sale of shares on June 20, 2008, Fullcast Sports Co., Ltd. was excluded from the application of equity method with a base date of June 30, 2008.

(2) Names, etc. of major companies among the non-consolidated subsidiaries and affiliates to which the equity method is not applied.

Affiliate not accounted for by the equity method: 1 ICS Research Institute Co., Ltd.

Unconsolidated subsidiary not accounted for by the equity method: 1 Southern Cross Management Co., Ltd.

Those affiliates and unconsolidated subsidiary that are not accounted for by the equity method are excluded from the scope of the equity method because their influence on the Company's net income and loss and retained earnings is minor and does not have overall significance.

(3) Matters for which the special note on procedures for the application of the equity method is regarded as necessary or the preparation of consolidated financial statements of those affiliates that are accounted for by the equity method but have different closing dates from the Company's, financial statements that were prepared based on a provisional settlement of account conducted on the consolidated closing date are used.

3. Matters concerning the third quarter settlement date, etc. of consolidated subsidiaries

Consolidated companies with a settlement date that is different from the consolidated settlement date are as follows.

Company name	Settlement date
Net it works, Inc.	November 30

In the case of Net it works, Inc., the Company carried out a provisional settlement of accounts on May 31, 2008, and used financial statements as of this provisional settlement date to prepare consolidated financial statements for the current third quarter. The Company made necessary consolidation adjustments in relation to significant transactions occurring between the settlement date of Net it works, Inc. and the consolidated settlement date.

The settlement dates of other consolidated subsidiaries are the same as the consolidated settlement date.

4. Matters concerning significant accounting policies

Disclosure is omitted as there is no significant change from the information written in the latest securities report (submitted on December 25, 2007).

Reclassification

(Consolidated balance sheet)

Guarantee Money Paid, included in Others in Investments & Other Assets at the end of the third quarter of the previous consolidated term, is recorded as an independent item at the end of this third quarter consolidated term because its amount exceeded five percent of total assets.

The amount of guarantee money paid included in Investments & Other Assets at the end of the previous third quarter period was 1,895 million yen.

(Consolidated profit and loss statement)

Although selling, general and administrative expenses had been presented together up to the third quarter of the previous accounting period, with major items written in notes (on the consolidated profit and loss statement), they are classified into sub-categories from the third quarter of the current accounting period to make the presentation more concise.

Housing Rental Costs, which had been included in Other in Non-operating Expenses in the third quarter of the previous consolidated term, is recorded as an independent item in the third quarter of this consolidated term because its amount exceeded ten percent of Non-operating Expenses.

The amount of housing rental costs in Non-operating Expenses in the third quarter of the previous consolidated period of the previous term was 2 million yen.

(Consolidated cash flows statement)

Refund of Income Tax etc., which had been included in Income Taxes Paid of the Cash Flow from Operating Activities at the end of the third quarter of the previous consolidated term, is recorded as an independent item at the end of the third quarter of this consolidated term because the amount of refund of income tax etc. is more significant. The amount of refund of income tax etc. at the end of the third quarter of the previous consolidated term of the previous term was 64 million yen.

Decrease in Accrued Consumption Tax, which had been included in Other of the Cash Flow from Operating Activities at the end of the third quarter of the previous consolidated term, is recorded as an independent item at the end of the third quarter of this consolidated term because the amount of the decrease is more significant. The amount of Increase in Accrued Consumption Taxes at the end of the third quarter of the previous consolidated term was 295 million yen.

Explanatory Notes

Notes on Consolidated Balance Sheet for the Third Quarter

(Million yen)

As of June 30, 2007	As of June 30, 2008	As of September 30, 2007
*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 124 Land 222 Others (intangible fixed assets) 131 Total 476 Liabilities corresponding to assets pledged as collateral: Long-term debt 388 (Current portion of long-term debt 156) Total 388	*1. ———————	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 122 Land 222 Others (intangible fixed assets) 131 Total 474 Liabilities corresponding to assets pledged as collateral: Long-term debt 381 (Current portion of long-term debt 114) Total 381
*2. ———————	*2. Accumulated depreciation includes accumulated impairment losses.	*2. ———————
*3. ———————	*3. ———————	*3. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 34
4. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,305 Lending 1,058 Balance 248	4. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,232 Lending 943 Balance 289	4. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 2,205 Lending 1,073 Balance 1,132
5. The Company and five of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated third quarter is as follows: Limit of overdraft account 15,588 Borrowing 9,651 Balance 5,938	5. The Company and four of its consolidated subsidiaries signed an agreement for overdraft with nine banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated third quarter is as follows: Limit of overdraft account 11,399 Borrowing 7,966 Balance 3,373	5. The Company and four of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 13,389 Borrowing 5,013 Balance 8,376

Notes on Consolidated Profit and Loss Statement for the Third Quarter

(Million yen)

Oct. 1, 2006 – June. 30, 2007	Oct. 1, 2007 – June. 30, 2008	Oct. 1, 2006 – Sep. 30, 2007
*1. Significant components of gain on sales of fixed assets Machinery and vehicles 1	*1. Significant components of gain on sales of fixed assets Machinery and vehicles 3 Furniture and fixtures 0 Total 3	*1. Significant components of gain on sales of fixed assets Machinery and vehicles 1
*2. Significant components of loss on sales of fixed assets Land and buildings 110	*2. Significant components of loss on sales of fixed assets Furniture and fixtures 1	*2. Significant components of loss on sales of fixed assets Land and buildings 110
*3. Significant components of loss on disposal of fixed assets Buildings and structures 6 Machinery and vehicles 1 Furniture and fixtures 29 Software 0 Total 36	*3. Significant components of loss on disposal of fixed assets Buildings and structures 8 Machinery and vehicles 0 Furniture and fixtures 19 Software 2 Total 29	*3. Significant components of loss on disposal of fixed assets Buildings and structures 6 Machinery and vehicles 1 Furniture and fixtures 38 Software 0 Others (intangible fixed assets) 5 Total 50
*4. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.	*4. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.	*4. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.
*5. ――――――	*5. The penalty was primarily an exit-penalty on the change of transfer agent by the Company.	*5. Penalties on a lump-sum repayment of borrowings by the Company before maturity and on an early cancellation of a franchise contract by Fullcast Marketing Co., Ltd, a consolidated subsidiary.
*6. A settlement was posted because the Company's subsidiary Asia Pacific System Research Co., Ltd. recorded the settlement amount and other expenses likely to be incurred following conciliation or a decision handed down by the Tokyo District Court.	*6. ――――――	*6. A settlement was posted because the Company's subsidiary Asia Pacific System Research Co., Ltd. recorded the settlement amount and other expenses likely to be incurred following conciliation or a decision handed down by the Tokyo District Court.
*7. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Toa System Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on May 25, 2007.	*7. ――――――	*7. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Toa System Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on May 25, 2007.

(Million yen)

Oct. 1, 2006 – June. 30, 2007	Oct. 1, 2007 – June. 30, 2008	Oct. 1, 2006 – Sep. 30, 2007
*8. The details of the impairment loss are as follows. (1) Main assets for which an impairment loss was recognized Use: Business know-how / Type: Goodwill / Place: Shibuya-ku, Tokyo	*8. The details of the impairment loss are as follows. (1) Main assets for which an impairment loss was recognized Use: Business property / Type: Buildings and structures / Place: Minato-ku, Tokyo Use: Business property / Type: Furniture and fixtures / Place: Minato-ku, Tokyo Use: Business property / Type: Software / Place: Minato-ku, Tokyo Use: Business property / Type: Others (intangible fixed assets) / Place: Minato-ku, Tokyo Use: – / Type: Goodwill / Place: Minato-ku, Tokyo	*8. The details of the impairment loss are as follows. (1) Main assets for which an impairment loss was recognized Use: Business know-how / Type: Goodwill / Place: Shibuya-ku, Tokyo Use: Franchise contract fees / Type: Long term prepaid expenses / Place: Shibuya-ku, Tokyo
(2) Background to the recognition of the impairment loss Impairment loss is recognized on the business know-how above, as future use is no longer anticipated in light of the Company's business policy.	(2) Background to the recognition of the impairment loss At one consolidated subsidiary, Fullcast Advance Co., Ltd., cash flow from operating activities in other businesses has remained negative. As it is unlikely that cash flow from operating activities will be generated in the future, the entire book value of fixed assets in other businesses was deemed irrecoverable, and recognized as an impairment loss. In addition, as a result of the review conducted by Fullcast Advance Co., Ltd., of its business plan, because it became clear that the originally projected excess earnings power was no longer likely, a loss on impairment of goodwill was also recognized.	(2) Background to the recognition of the impairment loss Impairment loss is recognized on the business know-how and franchise contracts above, as future use is no longer anticipated in light of the Company's business policy.
(3) Amount of impairment loss Goodwill 88	(3) Amount of impairment loss Buildings and structures 3 Furniture and fixtures 12 Software 6 Others (intangible fixed assets) 3 Goodwill 93	(3) Amount of impairment loss Goodwill 88 Long term prepaid expenses 63
(4) Grouping method of assets To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments. (5) Calculation of collectible amount The use-value is used for the collectible amount of the Company Group, and the business know-how is calculated as zero based on an estimate of future cash flows.	(4) Grouping method of assets To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments. (5) Calculation of collectible amount The use-value is used for the collectible amount of the Company Group, and the business properties are calculated as zero based on an estimate of future cash flows.	(4) Grouping method of assets To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments. (5) Calculation of collectible amount The use-value is used for the collectible amount of the Company Group, and the business know-how and franchise membership fees are calculated as zero based on an estimate of future cash flows.

Oct. 1, 2006 – June. 30, 2007	Oct. 1, 2007 – June. 30, 2008	Oct. 1, 2006 – Sep. 30, 2007
*9. ――――――	*9. ――――――	*9. The loss on reimbursement of administrative expenses includes administrative expenses which the Company repaid to certain temporary staff with whom there was a misunderstanding about the administrative expense dating back to the establishment of the business and whom the Company considered eligible for reimbursement, as well as the personnel expenses, etc. required for the response.
*10. ――――――	*10. ――――――	*10. The loss on the cancellation of naming rights includes a loss on cancellation primarily arising from the withdrawal from a naming right agreement with the prefecture-run Miyagi Stadium and an official sponsor agreement with Rakuten Baseball, Inc. before the expiration of the contracts and a related loss on the disposal of fixed assets.
*11. ――――――	*11. The loss on closure of offices is a loss resulting from the consolidation of offices around the nation, and the major components are a loss on disposal of fixed assets and a loss on cancellation of real estate contracts due to the consolidation of the offices.	*11. The loss on closure of offices is a loss resulting from the consolidation of offices around the nation, and the major components are a loss on disposal of fixed assets and a loss on cancellation of real estate contracts due to the consolidation of the offices.
*12. ――――――	*12. Expenses for the withdrawal from a training base related to the withdrawal made by a consolidated subsidiary, Fullcast Technology Co., Ltd., from its overseas training base. The majority of the expenses were a penalty for early termination of the lease agreement, and expenses for education and training already booked.	*12. ――――――
*13. ――――――	*13. Expenses for the relocation of head offices represent a loss mainly associated with the relocation of Group head offices, consisting of make-good costs, loss on retirement of fixed assets, and other costs.	*13. ――――――

Notes on Consolidated Statements of Changes in Equity for the Third Quarter

Third quarter of the previous consolidated fiscal year (October 1, 2006 – June 30, 2007)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the third quarter	Decrease in the number of shares during the third quarter	Number of shares at the end of the third quarter
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,275	(Note 1) 11,336	(Note 2) 2,511	11,100
Total	2,275	11,336	2,511	11,100

(Notes) 1. The reason for the increase in treasury stock is as follows.
Acquisition of the Company shares based on a resolution of the Board of Directors 11,336 shares
2. The cause for the decrease in treasury stock is as follows.
Disposal of treasury stock associated with the exercise of stock option rights 34 shares
Disposal of treasury stock associated with share for share exchange 2,477 shares

2. Matters concerning stock acquisition rights, etc.

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2006	Common stock	411 million yen	1,500 yen	September 30, 2006	December 22, 2006
Board of directors' meeting on May 1, 2007	Common stock	525 million yen	2,000 yen	March 31, 2007	June 5, 2007

(2) Of dividends with a record date in the current third quarter, those the effective date of which falls after the current third quarter

There are no relevant matters.

Third quarter of the current consolidated fiscal year (October 1, 2007 – June 30, 2008)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current third quarter	Decrease in the number of shares during the current third quarter	Number of shares at the end of the current third quarter
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	11,100	–	–	11,100
Total	11,100	–	–	11,100

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Board of directors' meeting on November 5, 2007	Common stock	265 million yen	1,000 yen	September 30, 2007	December 25, 2007

(2) Of dividends with a record date in the current third quarter, those the effective date of which falls after the current third quarter

There are no relevant matters.

Previous consolidated fiscal year (October 1, 2006 – September. 30, 2007)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the term	Decrease in the number of shares during the term	Number of shares at the end of the fiscal year
Shares issued Common stock (shares)	275.964	–	–	275.964
Total	275.964	–	–	275.964
Treasury stock Common stock (shares)	2.275	(Note 1) 11.336	(Note 2) 2.511	11.100
Total	2.275	11.336	2.511	11.100

(Notes) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 11.336 shares

2. The cause for the decrease in treasury stock is as follows:

Disposal of treasury stock associated with the exercise of stock option rights 34 shares

Disposal of treasury stock associated with share for share exchange 2,477 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2006	Common stock	411 million yen	1,500 yen	September 30, 2006	December 22, 2006
Board of directors' meeting on May 1, 2007	Common stock	525 million yen	2,000 yen	March 31, 2007	June 5, 2007

(2) Of dividends the record date of which belongs to the current fiscal year, those the effective date of which falls in or after the next fiscal year

Resolution	Type of stock	Total amount of dividends	Source of dividends	Dividend per share	Record date	Effective date
Board of directors' meeting on November 5, 2007	Common stock	265 million yen	Retained surplus	1,000 yen	September 30, 2007	December 25, 2007

Notes on Consolidated Cash Flows Statement for the Third Quarter

(Million yen)

Oct. 1, 2006 – Jun. 30, 2007	Oct. 1, 2007 – Jun. 30, 2008	Oct. 1, 2006 – Sep. 30, 2007
*1. Reconciliation of the third quarter consolidated balance sheet items to cash and cash equivalents in the third quarter consolidated cash flows statements Cash and deposits 19,050 Fixed deposits with original maturities of over 3 months - 138 Commercial paper 999 Money market funds 201 Cash and cash equivalents 20,112	*1. Reconciliation of the third quarter consolidated balance sheet items to cash and cash equivalents in the third quarter consolidated cash flows statements Cash and deposits 11,719 Fixed deposits with original maturities of over 3 months - 100 Money market funds 100 Cash and cash equivalents 11,719	*1. Reconciliation of the consolidated balance sheet items to cash and cash equivalents in the consolidated cash flows statements Cash and deposits 11,674 Fixed deposits with original maturities of over 3 months - 109 Commercial paper 999 Money market funds 201 Cash and cash equivalents 12,764
*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 2,180 Fixed assets 723 Goodwill 261 Current liabilities 1,150 Fixed liabilities 474 Minority interest 744 Acquisition price of the company's shares 796 Valuation by equity method as of the date of acquisition of control - 796 Cash and cash equivalents held by the company - 693 Net expenditure for acquisition of the company (minus indicates proceeds) - 693	*2. ———	*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 2,180 Fixed assets 723 Goodwill 261 Current liabilities 1,150 Fixed liabilities 474 Minority interest 744 Acquisition price of the company's shares 796 Valuation by equity method as of the date of acquisition of control - 796 Cash and cash equivalents held by the company - 693 Net expenditure for acquisition of the company (minus indicates proceeds) - 693

Oct. 1, 2006 – Jun. 30, 2007	Oct. 1, 2007 – Jun. 30, 2008	Oct. 1, 2006 – Sep. 30, 2007
The following shows a breakdown of assets and liabilities at start of consolidation of Info-P Co., Ltd. through share for share exchange and the relation with net expenditure for acquisition of the company. Current assets 681 Fixed assets 294 Goodwill 1,250 Current liabilities 779 Fixed liabilities 115 Acquisition price of the companies' shares 1,331 Substituted treasury shares exchanged for the company's shares - 730 Transfer from investments in securities - 598 Cash and cash equivalents held by the companies - 85 Net expenditure for acquisition of the companies - 81		The following shows a breakdown of assets and liabilities at start of consolidation of Info-P Co., Ltd. through share for share exchange and the relation with net expenditure for acquisition of the company. Current assets 681 Fixed assets 294 Goodwill 1,250 Current liabilities 779 Fixed liabilities 115 Acquisition price of the companies' shares 1,331 Substituted treasury shares exchanged for the company's shares - 730 Transfer from investments in securities - 598 Cash and cash equivalents held by the companies - 85 Net expenditure for acquisition of the companies - 81 The following shows a breakdown of assets and liabilities at the start of consolidation of Marketing Square Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company. Current assets 59 Fixed assets 3 Goodwill 31 Current liabilities 47 Minority interest 7 Sales price of the company's stock 38 Cash and cash equivalents held by the company 35 Net expenditure for acquisition of the company 4

Oct. 1, 2006 – Jun. 30, 2007	Oct. 1, 2007 – Jun. 30, 2008	Oct. 1, 2006 – Sep. 30, 2007
*3. ―――――	*3. ―――――	*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Apayours Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company Current assets 1,711 Fixed assets 162 Current liabilities 1,417 Fixed liabilities 104 Gain on sale of stock in affiliate 672 Sales price of the company's stock 1,025 Cash and cash equivalents held by the company - 1,048 Net proceeds from sale of the company's stock (minus indicates expenditures) - 23

Securities

Third quarter of the previous consolidated fiscal year (as of June 30, 2007)

1. Securities with market quotations

Other securities

(Million yen)

Category	As of June 30, 2007		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	478	602	124
(2) Debt securities			
JGB's and municipal bonds	–	–	–
Corporate bonds	197	198	1
Other bonds	16	24	9
(3) Other securities	–	–	–
Total	690	824	133

2. Securities without market quotations

(Million yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Affiliate stocks	35
(2) Other securities	
Non-listed stocks	852
Investment in partner and others	25
Money market funds	201
Commercial paper	999

Third quarter of the current consolidated fiscal year (as of June 30, 2008)

1. Securities with market quotations

Other securities

(Million yen)

Category	As of June 30, 2008		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	215	182	- 33
(2) Debt securities			
JGB's and municipal bonds	–	–	–
Corporate bonds	98	99	2
Other bonds	–	–	–
(3) Other securities	24	21	- 4
Total	337	302	- 35

(Note) For the "Acquisition cost" in the table, the amount after the write-off is written.
Write-off: 200 million yen.

2. Securities without market quotations

(Million yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Affiliate stocks	75
(2) Other securities	
Non-listed stocks	882
Money market funds	100

(Note) Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
Impairment: 0 million yen

Previous consolidated fiscal year (as of September 30, 2007)

1. Securities with market quotations

Other securities

(Million yen)

Category	As of September 30, 2007		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	505	495	- 10
(2) Debt securities			
JGB's and municipal bonds	–	–	–
Corporate bonds	197	198	2
Other bonds	–	–	–
(3) Other securities	24	23	- 1
Total	726	716	- 9

(Note) For the "Acquisition cost" in the table, the amount after the write-off is written.
Write-off: 6 million yen.

2. Securities without market quotations

(Million yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Affiliate stock	34
(2) Other securities	
Non-listed stocks	841
Investment in partner and others	1
Money market funds	201
Commercial paper	999

(Note) Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
Impairment: 2 million yen

Segment Information

Information on the business segments

Third quarter of the previous consolidated fiscal year (October 1, 2006 – June 30, 2007) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Businesses	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales								
(1) Sales to external customers	43,793	14,881	12,649	8,416	2,866	82,605	–	82,605
(2) Inter-segment sales or transfers	516	14	432	141	3	1,107	(1,107)	–
Total	44,309	14,896	13,081	8,557	2,870	83,712	(1,107)	82,605
Operating expenses	42,353	14,634	12,405	8,015	2,976	80,382	(166)	80,215
Operating income or loss	1,956	262	676	543	- 106	3,331	(941)	2,390

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, etc.
3. Of the operating expenses during the consolidated third quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 941 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Third quarter of the current consolidated fiscal year (October 1, 2007 – June 30, 2008) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Businesses	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales								
(1) Sales to external customers	27,615	13,183	18,581	10,040	5,050	74,469	–	74,469
(2) Inter-segment sales or transfers	233	6	291	54	33	616	(616)	–
Total	27,848	13,188	18,872	10,094	5,083	75,085	(616)	74,469
Operating expenses	26,748	12,988	18,385	9,641	5,289	73,052	248	73,300
Operating income or loss	1,100	200	487	453	- 207	2,033	(864)	1,169

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, advertising agency services, etc.
3. Of the operating expenses during the consolidated third quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 1,002 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2006 – September 30, 2007) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Businesses	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales								
(1) Sales to external customers	53,634	19,398	18,715	11,837	4,717	108,301	–	108,301
(2) Inter-segment sales or transfers	619	17	566	162	8	1,372	(1,372)	–
Total	54,252	19,415	19,282	11,999	4,725	109,673	(1,372)	108,301
Operating expenses	52,625	19,226	18,302	11,309	4,871	106,332	(112)	106,221
Operating income or loss	1,628	189	979	690	- 146	3,341	(1,260)	2,081

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, advertising agency services, etc.
3. Of the operating expenses during the consolidated fiscal year, the amount of funds, which can not be allocated, included in the elimination or company total item is 1,267 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated third quarter, the previous-year consolidated third quarter and the previous consolidated fiscal year.

Overseas sales

Overseas sales are not presented given the absence of overseas sales in the current consolidated third quarter, the previous-year consolidated third quarter and the previous consolidated fiscal year.

Business Combination, etc.

Third quarter of the previous consolidated fiscal year (October 1, 2006 – June 30, 2007)

The Company absorbed a consolidated subsidiary, Fullcast Growing School Co., Ltd. on January 1, 2007. This merger constituted a transaction under common control. As it had only minor significance, however. the description is omitted.

Fullcast HR Institute Co., Ltd absorbed Best Staff Co., Ltd. and Fullcast Advance Co., Ltd. absorbed Niscom Co., Ltd., respectively, on January 1, 2007. Both of these absorptions were made between the Company's consolidated subsidiaries and constituted transactions under common control. As they had only minor significance, however, the descriptions are omitted.

Third quarter of the current consolidated fiscal year (October 1, 2007 – June 30, 2008)

Nisso Co., Ltd. absorbed Fullcast Stylish Work Co., Ltd. on January 1, 2008, and Info-P Co., Ltd. absorbed Amusecast Co., Ltd. on May 1, 2008. These absorptions were made between consolidated subsidiaries, and correspond to transactions under common control. Notes for these transactions were omitted because they are not significant.

Previous consolidated fiscal year (October 1, 2006 – September 30, 2007)

The Company merged with Fullcast Growing School Co., Ltd., a consolidated subsidiary, on January 1, 2007. Although the merger is a transaction under common control, the note is omitted as the significance is low.

On January 1, 2007, Fullcast HR Institute Co., Ltd. merged with Best Staff Co., Ltd., and Fullcast Advance Co., Ltd. merged with Niscom Co., Ltd. Although the mergers are transactions under common control since they were undertaken between consolidated subsidiaries, the note is omitted as the significance is low.

Per Share Information

(Yen)

Oct. 1, 2006 – Jun. 30, 2007	Oct. 1, 2007 – Jun. 30, 2008	Oct. 1, 2006 – Sep. 30, 2007
Shareholders' equity per share 44,837.19	Shareholders' equity per share 36,920.39	Shareholders' equity per share 38,839.30
Net income per share (basic) in Q3 3,223.13	Net income per share (basic) in Q3 906.34	Net income per share (basic) 2,536.40
Diluted net income per share for the previous third quarter is not reported since there is no outstanding potential stock.	Diluted net income per share for the current third quarter is not reported since there is no outstanding potential stock.	Diluted net income per share for the fiscal year is not reported since there is no outstanding potential stock.

Notes: The following is the base to calculate the net income per share for the third quarter and diluted net income per share for the third quarter.

(Million yen)

Item	Oct. 1, 2006 – Jun. 30, 2007	Oct. 1, 2007 – Jun. 30, 2008	Oct. 1, 2006 – Sep. 30, 2007
Net income (net loss)	858	- 240	- 674
Net income (basic)	858	- 240	- 674
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	266,200 shares	264,864 shares	265,864 shares
Net income adjustment for the third quarter	–	–	–
Major breakdown of increased shares in common stocks used to calculate diluted net income per share for the third quarter Stock acquisition rights	–	–	–
Increase in common shares	–	–	–
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 1,818) Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 1,818) Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 1,818) Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)

Subsequent events

There are no relevant matters.

Omission of Disclosure

The disclosure of notes on transactions with related parties such as lease transactions, derivatives transactions and stock options is omitted, as the need for the disclosure in the brief announcement is considered to be low.

END